Exhibit 99.1

Ballard and Eltek Nordic to Collaborate on Fuel Cell Backup Power Systems for Communication Networks

VANCOUVER, BC and HOBRO, Denmark, Dec. 14, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has signed a collaboration agreement with Eltek Nordic (www.eltek.com) – a power conversion company headquartered in Drammen, Norway and part of Delta, a global leader in power electronics, automation and infrastructure – to provide reliable backup power solutions for telecom networks and other critical communication infrastructure, with a focus on Nordic countries, primarily Norway, Denmark and Iceland. The collaboration announced today will utilize Ballard's FCgen®-H2PM fuel cell backup power system.

Ballard and Eltek have a long-standing commercial relationship, having sourced products from each other for a number of years. The companies recently collaborated on a project at Trollstigen in the mountains of Norway, installing an off-grid power solution that integrates solar, wind, fuel cells, and batteries to ensure continuous operation and connectivity of a remote telecom network site.

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S said, "Telecom and critical communication infrastructure require a highly reliable power supply, including backup power capability in the event of grid outages. With Ballard's history and expertise in fuel cell backup power systems, we are delighted to enter into this collaboration agreement with Eltek Nordic, a leading global power solutions provider, for delivery of zero-emission backup power systems to ensure uninterrupted power supply for telecom and other networks."

Ulf Ellingsen, Sales Director for Eltek Nordic noted, "Eltek Nordic delivers integrated power solutions for telecom and other critical communications infrastructure, all built around our core power conversion technology. Since hydrogen fuel cells offer a strong value proposition for backup power requirements, we are very pleased to collaborate with Ballard, the leader in PEM fuel cell products. And, with its subsidiary operation in Denmark, Ballard will be virtually local to Eltek projects in Norway, Denmark and Iceland."

As providers of extensive fiber broadband networks for telecommunications services, Nordic countries require reliable backup power systems that ensure continuous connectivity, even in the event of grid failures. Ballard's hydrogen fueled 1.7 kilowatt (kW) and 5kW FCgen®-H2PM backup power systems provide low cost, flexibility and high reliability:

  Low cost – Competitive total cost of ownership is underpinned by an extensive 15-year product lifetime.
  Flexibility – Modular design ensures a fit with various site configurations and scalability supports power requirements up to 60kW's and beyond.
  No risk – High reliability in excess of 99%, tolerance to a wide range of temperatures (from -40oC to +46oC), and an intelligent architecture with predictive maintenance system and automated self-testing design for deployment in unmanned locations.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated outcome of the announced collaboration and the customer value proposition for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Ballard FCgen®-H2PM fuel cell backup power system (CNW Group/Ballard Power Systems Inc.)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 14-DEC-20